July 15, 2009

Ms. Carolyn T. Sizemore
Vice President and Controller
CSX Corporation
500 Water Street, 15th Floor
Jacksonville, FL 33202

Re: **CSX Corporation**
Form 10-K for the fiscal year ended December 26, 2008
Filed February 19, 2009
Schedule 14A filed March 24, 2009
File No. 001-08022

Dear Ms. Sizemore:

We have reviewed your response to our letter dated June 23, 2009 and have the following additional comment.

Schedule 14A

Compensation Discussion & Analysis, page 17

1. We note your response to prior comment 1 and reissue in part. It remains unclear why you believe that your safety performance metrics should not be disclosed. We note, for instance, that the company is regulated by the Federal Railroad Administration and therefore information regarding the company's safety record is publicly available. If you believe that your safety performance targets may be omitted due to the risk of competitive harm, you must provide additional detailed analysis in support of this conclusion. We request that you describe in detail how the disclosure of performance targets might allow your competitors and suppliers (and other third parties, as applicable) to extrapolate sensitive information about the company's financial condition, capital strategies and business plan and how disclosure of such targets for a past fiscal year would harm you in specific ways that you are not harmed by the significant public information regarding your safety record that is presently available. In your response, please provide illustrative examples clearly demonstrating how a competitor, or supplier (or other third party, as applicable) could deconstruct the target numbers to ascertain confidential commercial or financial information and then utilize such information in a manner

which is harmful to the company. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

* * * * *

If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3314.

Regards,

Daniel Morris
Attorney-Advisor

cc: Via Facsimile (904) 245-2240